Filed Pursuant to Rule 433(f)
Registration Statement No. 333-177923
June 22, 2012

Free Writing Prospectus Published or Distributed by Media

JPMorgan Chase & Co. (the “Company”) announced on June 14, 2012 that the maximum number of Alerian MLP Index ETNs (the “ETNs”) authorized for issuance will be 129 million ETNs.  In response to media questions regarding the reason for this size limitation, the Company provided the following statement to Tom Lauricella of The Wall Street Journal on June 21, 2012:

“Linking this action to CIO is wrong.  Our decision to cap the issuance of the Alerian MLP Index ETN is unrelated to recent losses in a portfolio held by the Chief Investment Office.”

On June 21, 2012, a portion of this statement was included in an update to an article that had initially appeared online at online.wsj.com on June 21, 2012 entitled “Will AMJ be the Next TVIX?” by Tom Lauricella.

That article was not prepared, authorized or approved by the Company.  The publisher of that article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of that article or any other related articles published by the publisher concerning the Company.

Statements in that article that are not attributed directly to a spokesperson of the Company or based on, or derived from, the Company’s public filings with the Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider the statement set forth above in light of the information provided in amendment no. 6 to reopening pricing supplement no. 1 relating to the ETNs, product supplement no. 10-II and the accompanying prospectus supplement and prospectus, all of which have been filed with the SEC.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.